KYLE ALBUM, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

FOR THE PERIOD DECEMBER 21, 2021
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2021

KYLE ALBUM, LLC
FOR THE PERIOD DECEMBER 21, 2021
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2021

TABLE OF CONTENTS

GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITOR'S REPORT

To the Member of
Kyle Album, LLC

Opinion

We have audited the accompanying financial statements of Kyle Album, LLC, (a Delaware Limited Liability Company) which comprise of the statement of financial position as of December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the period December 21, 2021 (commencement of operations) through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Kyle Album, LLC as of December 31, 2021, and the results of its operations and its cash flows for the period December 21, 2021 (commencement of operations) through December 31, 2021in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Kyle Album, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Kyle Album, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in **Note 3**, certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Kyle Album's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Kyle Album, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Goldstein & Loggia CPA's

GOLDSTEIN & LOGGIA CPA's, LLC
Certified Public Accountants
Manalapan, New Jersey
May 20, 2022

KYLE ALBUM, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2021

ASSETS

Cash	$	1
Due from manager		20,000
TOTAL ASSETS	$	20,001

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	8,395
Due to affiliates		10,000
TOTAL LIABILITIES		18,395

MEMBERS' EQUITY

Class A units, $1.00 par value, 1,020,000 shares authorized, 20,000 shares issued and outstanding	20,000
Class B units, $0.001 par value,1,000 shares authorized, issued, and outstanding	1
Retained earnings	(18,395)
TOTAL MEMBERS' EQUITY	1,606
TOTAL LIABLITIES AND MEMBERS' EQUITY	$ 20,001

See Notes to Financial Statements


KYLE ALBUM, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 21, 2021
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2021


REVENUE

Income	$	-
TOTAL REVENUE		-

EXPENSES

Organization fees		18,395
TOTAL EXPENSES		**18,395**

NET INCOME (LOSS)	$	**(18,395)**
Retained Earnings - Beginning		-
Distributions		-
Retained Earnings - Ending	$	**(18,395)**

KYLE ALBUM, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD DECEMBER 21, 2021
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2021

| | Units | | | | Accumulated | |
	Class A	Class B	Par Value	APIC	Deficit	Total
Balance, December 21, 2021	-	-	$ -	$ -	$ -	$ -
Contributions	20,000	1,000	20,001			20,001
Net income (loss)					(18,395)	(18,395)
Balance, December 31, 2021	-	-	$ 20,001	$ -	$ (18,395)	$ 1,606

See Notes to Financial Statements

-5-

KYLE ALBUM, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 21, 2021
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (18,395)
Adjustments to reconcile net loss to net cash	
used in operating activities	
(Increase) decrease in operating assets:	
Due from tmanager	(20,000)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	8,395
Due to affiliates	10,000
Total Adjustments	(1,605)
Net Cash Used In Operating Activities	**(20,000)**

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of Class A units	20,000
Proceeds from issuance of Class B units	1
Net Cash Provided by Financing Activities	**20,001**
Net Change in Cash	**1**
Cash - December 21, 2021	-
Cash -December 31, 2021	$ 1

See Notes to Financial Statements

KYLE ALBUM, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - NATURE OF OPERATIONS

Kyle Album, LLC, ("Company"), a Delaware limited liability company, it was formed on December 21, 2021 (commencement of operations). The Company Class B units is held by Opulous USA, LLC ("Opulous"), and is organized to sell Music Fungible Tokens ("MFT"). An MFT is a digital asset that represents real-world objects like art, music, in-game items and videos. MFTs are bought and sold online frequently with cryptocurrency, and they are generally encoded with the same underlying software as many cryptos. MFTs are unique and may be non-interchangeable unit of data stored on a digital ledger (blockchain). MFTs can be used to represent easily-reproducible items such as photos, videos, audio and other types of digital files as unique items (analogous to a certificate of authenticity), and use blockchain technology to establish a verified and public proof of ownership. Copies of the original file are not restricted to the owner of the MFT and can be copied and shared like any file.

Since December 21, 2021 (commencement of operations), the Company has relied upon its sole member and its affiliates to manage the Company and to enter into legal contracts and agreements to generate future earnings and profits and where necessary to fund cash flow to pay for production rights, artist advances, professional fees and other operating expenses. For the period December 21, 2021 (commencement of operations) to December 31, 2021, the sole member and its affiliates have made payments on behalf of the Company in the amount of $10,000.

The Company has generated a loss of $18,395 for the period from December 21, 2021(commencement of operations), to December 31, 2021. During the next twelve-month period, the Company will raise additional capital from the sale of Class A Membership Units (MFT) to fund operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This basis of accounting involves the application of accrual accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such change could result in future impairments of certain assets.

Significant estimates are inherent in the preparation of the accompanying financial statements which includes contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to global general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company will consider short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $1 of cash on hand.

Intellectual Property Rights, Copyrights and Production Rights

The Company capitalizes all costs incurred to acquire intellectual production rights and to produce future saleable MFTs. Once the asset is produced, any insignificant changes thereto will be expensed. The asset will be amortized over a period of time utilizing the individual forecast computation method, matching revenues and the costs during the same period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time.

Periodically, the Company evaluates the asset for any impairment to determine whether events and circumstances have development that warrant revision of the estimated benefit period and writing off non-performing assets in a timely manner.

Income Tax

The Company is treated as a partnership for federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the period ended December 31, 2021.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers.

The Company recognizes revenue from product sales when all significant contractual obligation has been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

KYLE ALBUM, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due To Affiliates

As of December 31, 2021, an affiliate of the Company paid expense on behalf of the Company $10,000 the amount is reflect as due to affiliates on the statement of financial position.

Organizational and Registration Costs

In accordance with FASB ASC 720, organizational and registration costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company has incurred $18,395 of organization expenses.

NOTE 3 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in December 2021. For the period December 21, 2021 (commencement of operations) through December 31, 2021, the Company incurred losses aggregating $18,395. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – ADVANCES TO ARTISTS

From time to time, the Company will make advances to artists, music companies and other entities related to the sale of MFTs.

Ditto Music Pte.Ltd., ("Ditto") assigned their rights to the Company ("Assigned MFT") to an album that includes the songs listed below as performed by Kyle Thomas Harvey ("Artist"):

Song titled "Personal" as performed by the Artist.
Song titled "Perfect" as performed by the Artist.
Song titled "Sunday" as performed by the Artist.
Song titled "Thumb Thru" as performed by the Artist.
Song titled "Unreplacable" as performed by the Artist.
Song titled "Love's Theme Song" as performed by the Artist.
Song titled "Shiesty" as performed by the Artist.
Song titled "Optimistic" as performed by the Artist.
Song titled "Eternity" as performed by the Artist.
Song titled "Sleepyhead" as performed by the Artist.
Song titled "Cmon" as performed by the Artist.
The songs listed above from this point forward collectively ("Kyle Album")

NOTE 4 – ADVANCES TO ARTISTS (continued)

As a result of such assignment the Company has the obligation to pay to the Rights Holder five hundred thousand dollars ($500,000.00) as an advance payment for the Assigned Rights of the Work All Advance Payments shall be repaid to the related party in full, upon the completion of the Assigned MFT Sale, from the gross sales proceeds of the Assigned MFT Sale. All fees reasonably incurred by the related party in the course of raising funds via the Assigned MFT sale (including but not limited to Professional Fees, platform fees, third party service provider fees, Gas or fees arising from corporate structuring, and any other necessary disbursements) shall be repaid to the related party in full, upon the completion of the Assigned MFT sale, from the gross sales proceeds of the Assigned MFT Sale. The Marketing Budget shall be a maximum of five hundred thousand dollars ($500,000.00). Ditto Music shall also be entitled to up to fifty thousand dollars and no cents ($50,000), in connection with all customary fees reasonably incurred by Ditto Music, in the course of raising funds via the Offering as well as one hundred fifty thousand dollars and no cents ($150,000) of the net sales proceeds from the Assigned MFT sale.

As a result of the Assigned MFT as of December 31,2021, the Company has the obligation to pay the Artist an Advances aggregating five hundred thousand dollars ($500,000.00).

In February 2022 Ditto Advanced the Artist $300,150 on behalf of the Company as a partial payment of the advance due to the Artist required by the assignment of rights agreement executed on January 14, 2022.

NOTE 5 – INTELLECTUAL PROPERTY, COPYRIGHTS AND PRODUCTION RIGHTS

Pursuant to the Assignment agreement dated January 14, 2022, Recording & Video License Agreement, between the Artist and Ditto, and the Novation and Assignment agreement dated February 7, 2022, between Ditto Music Pte. Ltd., the Company, and Opulous Artists Pte, Ltd. ("Opulous Ltd"). The Company's parent company purchased from the producer and the Artist, fifty percent (50%) of the master rights to the master recording incorporating the musical composition for allsongs included in the Kyle Album as performed by a specific artist. As of February 7, 2022. Opulous Ltd assigned the production and copyright in Kyle Album to the Company. The Company is therefore entitled to any applicable economic benefits from master rights, title and interest, along with a security interest, in the royalties arising from all applicable digital transmission attributable to the Work (assigned royalties). The Company capitalizes all costs applicable to production rights. As assignee of the transaction rights from it parent company, the Company has a non-exclusive, irrevocable, non-sublicensable and worldwide license to download and make digital copies (but not to modify) the "Work" and digital artwork arising from the Work" solely for the purpose of embedding or linking such copies to the MFTs. As of December 31, 2021, the Company has purchased $0 in copyrights and production rights from an independent producer and artist.

NOTE 5 – INTELLECTUAL PROPERTY, COPYRIGHTS AND PRODUCTION RIGHTS (continue)

The Company policy as it relates to production rights asset, it will be amortized over a period of time utilizing the individual forecast computation method for each asset, matching revenues and the costs during the same operational period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time. Any impairment to the asset will be recorded during the period of loss of value.

NOTE 6 – MEMBERS' EQUITY

Pursuant to the Operating Agreement of the Company, dated as of February 11, 2022 ("Agreement") the Company was organized by Opulous USA, LLC.

The Agreement establishes Class A and Class B membership units. The Company issued 1,000 Class B Units at a $0.001 per Class B Unit. As of January 31, 2022, The Class B Unit has invested $1 in the Company and are owned by Opulous USA, LLC.

The Class A Units are not entitled to vote unless the right to vote is expressly granted by the Manager or Applicable Law. The Agreement provide for issuance of 1,020,000 of Class A membership units at a $1.00 per Class A unit. The Class A membership units will be represented by certain blockchain-based digital tokens (each an "MFT") which initially will be Algorand Standard Assets issued on the "Algorand Blockchain Protocol". The manager may choose to issue or reissue the MFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion.

The members owning each Class of membership unit will be entitled to a pro-rata and pari-passu interest in earnings, distributions and other rights applicable to the Company. A member's deficit balance in a capital account does not have to be restored. No member is entitled to withdraw any part of the Capital Account or to receive a distribution from the Company, except as provided in the Agreement.

The Agreement allows for subsequent classes of units which may be created by the sole discretion of the manager. The Agreement sets forth the (i) authority of the manager, (ii) the powers of the manager, (iii) reimbursement of all ordinary, necessary and direct expenses incurred by the Manager on behalf of the Company in carrying out the business activities of the Company and (iv) compensation for services in the amount of seven and one-half percent (7.5%) per annum of the Company's gross revenue. As of December 31, 2021, no management fee is due.

The Agreement addresses the addition of members, capital accounts, distributions, the assignment of interests to others, management, voting, dissolution and other provisions. The Agreement does not provide for guaranteed payments to the members. The Agreement also provides, that at the sole discretion of the manager, the Company may convert into a corporation.

NOTE 7 – MANAGEMENT AGREEMENT

The operating agreement designates Opulous USA, LLC as the manager of the Company ("Manager"). The Manager must maintain standards of care in performance of duties and obligations including banking, borrowing, selecting professionals and other operating decisions. The Manager is to be reimbursed for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company. In addition, the Manager will receive a management fee paid quarterly in arrears in the amount equal to 7.50% of the Company's quarterly gross revenue.

The Manager operates other entities and from time to time may have a conflict of interest with the business of the Company.

NOTE 8 – LEGAL PROCEEDINGS

From time to time, the Company may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021, and through the financial statements issuance date.

NOTE 9 – CROWDFUND OFFERING

The Company is conducting a raise on Wefunder Portal LLC (the "Intermediary") with Boston Private Bank acting as the Escrow Agent, and is offering the Company's Class A Membership Units under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to 1,020,000 of Class A Membership Units at $1.00 per unit. Twenty thousand of the 1,020,000 Units were already issued to the Manager leaving an offering of up to 1,000,000 Units. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $550,000 maximum. The Company reserves the right to increase the maximum offering amount to $1,000,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein for the discussion of the number of Class A Membership Units being offered.

Issuance of Company Class A Membership Units

The Crowdfunded Offering is being made through the Intermediary. In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

NOTE 9 – CROWDFUND OFFERING (continued)

Offering Fees means (I) all fees incurred by Intermediary on behalf of the Company, with the Company's prior approval, (II) Processing Fees, (III) Professional Fees, and (IV) Manager Fees. The fees (as defined) incurred by the Company.

Intermediary Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Securities Act.

Processing Fees means (II) cash Proceeds equal to 2.70% of the amount raised by the Company from the Successful Offering, all fees associated with the use of the Escrow Agent and any credit card processors.

Professional Fees means (III) cash Proceeds equal to 73.60% if Minimum Proceeds Raised and if Maximum Proceeds Raised 1.84% of the amount raised by the Company from the Successful Offering, all fees associated with Estimated attorney and accountant fees.

Manager Fees means (IV) cash Proceeds equal to 17.70% if Minimum Proceeds Raised and if Maximum Proceeds Raised 89.46% of the amount raised by the Company from the Successful Offering. Specifically, the Company shall pay Ditto Music or any third-party as directed by the Manager up to an amount equal to five hundred thousand dollars ($500,000.00) in connection with its recoupment of the Advance Payment paid to the Artist. Ditto Music shall also be entitled to up to fifty thousand dollars and no cents ($50,000), in connection with all customary fees reasonably incurred by Ditto Music, in the course of raising funds via the Offering as well as one hundred fifty thousand dollars and no cents ($150,000) for its services to the Rights Holder in connection with this Offering. Any remaining cash available shall be paid to the Rights Holder in connection with the Proceeds Fee.

NOTE 10 – RISKS AND UNCERTAINTIES COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 20, 2022, which is the date that the financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.